DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020-1104
www.dlapiper.com

Christopher C. Paci
Christopher.paci@dlapiper.com
T 212.335.4970
F 212.335.4501

May 13, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720
Attention: Suzanne Hayes

Re:                             Kadmon Holdings, LLC

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 18, 2016

CIK No. 0001557142

Dear Ms. Hayes:

This letter is submitted on behalf of Kadmon Holdings, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted on March 18, 2016 (the “Registration Statement”), as set forth in your letter dated April 6, 2016 addressed to Dr. Harlan W. Waksal, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting pre-effective Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.  In accordance with the Staff’s guidance announced on October 11, 2012, the Company is confidentially submitting Amendment No. 2 and this response letter via the EDGAR system.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Overview, page 1

1.                                      We refer to your response to prior comment 2. Please balance your summary presentation by describing the branded and generic business conducted and the recent negative trends in that business. In this regard, it should be clear from reading your summary why revenues dropped from $95 million in FY2014 to $35.7 million in FY2015. Also, reconcile the second sentence of your response indicating that you do not place significant value on commercial operations from a revenue-generation standpoint with your risk factor on page 28 which indicates that revenues from the portfolio fund current operations. To the extent that your commercial operations served as a material funding source to satisfy your debt obligations during FY2014 and/or FY2015, the Summary should discuss the importance of your commercial operations to your liquidity and capital resources.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 2 and 28 of Amendment No. 2 as requested.

2.                                      Your revised disclosure in response to prior comment 5 definitively states that tesevatinib crosses the blood-brain barrier; however, your disclosure on page 113 states that the preliminary data indicates that the drug “may” penetrate the barrier. Accordingly, please revise so that the degree of certainty expressed is consistently presented throughout the registration statement.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 118 and 119 of Amendment No. 2 to clarify that the lower degree of certainty expressed therein with respect to tesevatinib’s blood-brain barrier penetrance is based on a limited number of human subjects being observed in the Company’s ongoing Phase 2 clinical trial of tesevatinib in NSCLC.  The Company respectfully advises the Staff that the higher degree of certainty expressed elsewhere in Amendment No. 2 reflects a conclusive determination from the data available from rat and mouse studies, which required sacrificing the animals prior to evaluation, which cannot be performed on human patients.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities, page 91

3.                                      Please expand your disclosure on page 89 under results of operations — revenues to discuss how quickly and drastically, as a result of 2014 launches of novel direct-acting antivirals by other pharmaceutical companies you expect sales of ribavirin portfolio of products to continue to decrease. Also, include herein the expected future impact you expect this trend to have on your liquidity and capital resources. Further, it would appear disclosure of this trend is also needed to put your discussions under “Sales and Marketing” and “Revenue” on page 80 into context. In addition, consider providing similar disclosure in your business section under “Sales and Marketing” on page 124 and to explain as you indicate in response to prior comment two that the Company does not currently place significant value on its commercial operations from a revenue-generation standpoint, as revenues from such operations do not currently support the Company’s research and development efforts.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 82, 92 and 133 of Amendment No. 2 as requested.

August 2015 Secured Term Debt, page 93

4.                                      We refer to Exhibit 10.1 and 10.2. Please disclose the development milestones contained in section 9.17 of both agreements. Also disclose the minimum revenue requirement contained in section 10.02 or, alternatively, confirm that you will disclose it in the event that a Qualified IPO will not occur prior to June 30, 2016.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 99 and 100 of Amendment No. 2 as requested.

Nano Terra, Inc. (KD025), page 126

5.                                      We refer to prior comment 26. Please revise to disclose the initial purpose of the joint venture, its current operating status, and your current expectations for the role it will fulfill in the future.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 135 of Amendment No. 2 as requested.

AbbVie, Inc., page 128

6.                                      Please revise to disclose the royalty provisions contained in the referenced agreements.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 137 of Amendment No. 2 to disclose the material terms of the royalty provisions in the referenced agreements. The Company respectfully advises the Staff that confidential treatment has been requested for the specific royalty percentages, which have not been previously disclosed.

Camber Pharmaceuticals, Inc., page 129

7.                                      The final sentence under the heading indicates that either party may terminate the agreement. With reference to section 9.2, please revise to disclose the circumstances under which unilateral termination is permissible.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 138 of Amendment No. 2 as requested.

Board of Managers and Committees, page 153

8.                                      We note your revised disclosures at the top of page 154. Please revise to identify each director who was appointed by one or more of the investors holding rights to appoint board members.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 162 and 163 of Amendment No. 2 as requested.

2015 Summary Compensation Table, page 160

9.                                      We continue to evaluate your response to prior comment 34. With reference to Regulation S-K, Item 402(n), please provide us support for not disclosing the grant date fair value for the equity appreciation rights units in the summary compensation table. Also, please explain why you would be unable to disclose the number of shares underlying the EARs and the value of these awards in the outstanding equity awards table based on an assumed initial offering price.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because the EAR units contain a performance condition based on the occurrence of a change of control or an initial public offering, the Company has applied the accounting standards related to a change in control and other liquidity events set forth in ASC 805-20-55-50 and 51 to implement ASC 718.  Accordingly, the Company has deferred its recognition of compensation costs for the EAR units until the consummation of a change of control or an initial public offering, regardless of whether the consummation of such event is likely. Additionally, because the number of shares underlying the EAR units is based on the fully diluted shares outstanding resulting from an initial public offering, the number of shares underlying the EAR units is not determinable on the date of grant. The Company undertakes to disclose the number of shares underlying the EAR units and the value of such units in the “red-herring” preliminary prospectus based on the midpoint of the estimated initial public offering price range included therein.

Related Party Agreements..., page 173

10.                               We refer to prior comments 36 and 37. Please:

•                  disclose the approximate dollar value of the equity instrument issued to YCMM Funding, LLC;

•                  identify the person or entity directly holding the membership interests that SBI

Holdings, Inc. indirectly holds; and

•                  describe briefly the nature of the certain claims settled with Golden Tree.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 182 and 183 of Amendment No. 2 as requested.

Dr. Samuel D. Waksal’s Former Roles at Kadmon, page 179

11.                               We note your response to prior comment 39. Please revise this section to disclose the extent of Dr. Waksal’s economic interests in Kadmon I, LLC or alternatively provide a reference to the relevant footnote contained in the beneficial ownership table.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 189 to reference to the relevant footnote contained in the beneficial ownership table.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

12.                               Please refer to rule 3-09 of Regulation S-X and tell us why financial statements for your equity method investment are not required.

Response:  The Company respectfully advises the Staff that, pursuant to Rule 3-13 of Regulation S-X, the Company submitted a letter on April 29, 2016 to the Division of Corporate Finance’s Office of the Chief Accountant (“OCA”) requesting permission to omit separate audited financial statements for its equity method investment in MeiraGTx Limited (“MeiraGTx”) as of December 31, 2015 and for the period that commenced with the Company’s deconsolidation of MeiraGTx in April 2015 and ended December 31, 2015.  By letter dated May 10, 2016 OCA informed the Company of its non-objection to the Company’s request.  The Company wishes to bring to the Staff’s attention that the Company’s audited consolidated financial statements for the year ended December 31, 2015 contained in Amendment No. 2 include a footnote that provides summarized financial information for its equity method investment in MeiraGTx as required by Rule 4-08(g) of Regulation S-X. Additionally, the Company has disclosed MeiraGTx’s net loss for the three months ended March 31, 2016.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

13.                               Please disclose revenue for each product as required by ASC 280-10-50-40.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page F-10 as requested.

4. Commercial Partnership, page F-23

14.                               We acknowledge your revised disclosure in response to prior comment 47. Your disclosure does not fully support your accounting for the elements of your AbbVie agreement. Please address the following:

•                  Tell us how the units of accounting related to the non-exclusive license agreement and the asset purchase agreement identified met the criteria for standalone value in ASC 605-25-25-5.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, under ASC 605-25-25-5, in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are satisfied:

1.              The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

2.              If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The units of accounting related to the non-exclusive license agreement and the asset purchase agreement identified satisfied the aforementioned criteria for standalone value because each of the deliverables could have been sold separately by the Company or resold separately by AbbVie. Additionally, the arrangement did not include a general right of return. The Company calculated and assigned fair values to both the non-exclusive license agreement and the asset purchase agreement based on the Company’s calculation of the discounted cash flows derived from the underlying assets of both agreements.

The Company modified its disclosure on pages F-26 and F-27 to reflect the explanations contained in this response.

•                  We are not clear as to the relevance of the following disclosure:

“The Company believes the stated price in the non-exclusive license for the domestic sale of Ribasphere® and the asset purchase agreement for certain intellectual property and marketing rights related to the international sale of Ribasphere® to be most indicative of fair value of the transactions and will utilize these amounts as the stated basis for purposes of revenue recognition.”

ASC 605-25 does not allow for the use of the stated contract price for the valuation of the units of accounting identified, rather it requires the application of the relative selling price method to allocate arrangement consideration as provided in ASC 605-25-30-2. Please tell us how your accounting complies with ASC 605-25-30-2.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page F-27 to remove the text identified in the Staff’s comment.

•                  Provide us your analysis supporting your accounting for a $6.6 million of the revenue allocated to the asset purchase agreement as a decrease to the net book value of the intangible asset as of June 17, 2013.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $6.6 million reflected the portion of the intangible asset associated with international marketing rights and was calculated based on the relative fair value derived from the expected cash flows from the marketing rights in the applicable territories.

The Company modified its disclosure on page F-27 to reflect the explanation contained in this response.

•                  Ensure that you disclose all material rights and obligations of your AbbVie arrangement, such as for example continuing performance obligations subsequent to the delivery of the units of accounting.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages F-27 and F-28 as requested.

•                  Regarding the May and October 2014 amendments, tell us whether these were material or non-substantive modifications, the basis for your conclusion and your analysis for your accounting for these contract modifications.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff as follows:

In May 2014, the Company entered into an amendment with AbbVie, Inc. whereby the Company issued a non-exclusive, royalty-free sublicense to develop and commercialize Ribasphere®. The Company evaluated the terms of the amendment to its license agreement for the domestic sale of Ribasphere® and issuance of a non-

exclusive, royalty-free sublicense to develop and commercialize Ribasphere® relative to the entire arrangement and determined the amendment to be a material modification to the original license agreement.

In October 2014, the Company entered into a series of amendments with AbbVie, Inc. whereby the Company agreed to eliminate all potential future unearned and unpaid milestones and also agreed to a revised royalty structure for the sale of Ribasphere® under the domestic license agreement. The Company evaluated the terms of the amendment to its asset purchase agreement relative to the entire arrangement and determined the amendment to be a material modification to the original license agreement.

The Company modified its disclosure on pages F-27 and F-28 to reflect the explanations contained in this response.

•                  With respect to the May and October 2014 amendments, provide us your analysis supporting your accounting for the payments received of $5 million in May 2014 and $19.0 million in October 2014, which you recognized as milestone revenue at the time of the amendment.

Please include with your analyses references to the applicable paragraphs within the accounting literature that substantiate your accounting.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, under ASC 605-28, the consideration earned from the achievement of a milestone must meet all of the following criteria for such consideration to be recognized as milestone revenue:

1.              It is commensurate with either of the following:

a.              The vendor’s performance to achieve the milestone; or

b.              The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

2.              It relates solely to past performance.

3.              It is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

In regard to the May 2014 amendment, the Company determined that there were no undelivered elements remaining from the original agreement as of the effective date of the amendment. The Company received an upfront payment totaling $5.0 million which was recognized as milestone revenue under ASC 605-28 as this component of the agreement represents the delivery of an executed sublicense agreement and not an upfront fee related to an ongoing servicing arrangement.

In regard to the October 2014 amendments, the Company received a payment totaling $19.0 million as settlement of future milestones and royalties applicable to the asset purchase agreement (sale of certain intellectual property and marketing rights related to the international sale of Ribasphere®). The Company determined that there were no undelivered elements remaining from the original agreement as of the effective date of the amendment. The $19.0 million was recognized as milestone revenue under ASC 605-28 at the time of the amendment as this component of the agreement represents the delivery of an amendment and not an upfront fee related to an ongoing servicing arrangement.

The Company modified its disclosure on pages F-27 and F-28 to reflect the explanations contained in this response.

10. Unit-Based Compensation, page F-44

15.                                    You disclose that a total of 9,750 and 8,500 units were granted under the LTIP at December 31, 2015 and 2014, respectively and you state that a liability and associated compensation expense for these awards will not be recognized until an IPO or change in control is consummated. Please provide us your analysis with reference to authoritative literature supporting this accounting. In your response, tell us your consideration of ASC 718-10-25-20, as applicable.

Response:  Please refer to the Company’s response to the Staff’s comment #9 above.

16.                                    Please direct us to disclosure that explains your accounting for the warrants issued to two lenders to purchase $6.3 million of your Class A units, not reflected in the tabular disclosure on page F-47 “as the number of warrants to be issued is not determinable.” Provide us an analysis that substantiates your accounting for these warrants.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the number of warrants is not determinable because the exercise price is calculated based on a discount to the price of shares to be issued in an initial public offering, which has not yet been determined.

Under ASC 480-10-20, the warrants represent “freestanding financial instruments.”  Accordingly, the Company has applied the criteria set forth in ASC 480-10-25 to determine that the warrants should be classified as liabilities based on the criteria set forth therein. As part of its analysis, the Company considered the following factors:

1.              The Company and the warrant holders are not required to exercise the warrants for cash or other assets at a fixed or determinable date or upon the occurrence of a specified trigger event.

2.              The warrant agreements contain a provision that requires the repurchase of the warrants by the Company under certain conditions.

3.              There is an obligation to issue a variable number of shares based on a fixed monetary amount known at the time of inception.

Under ASC 480-10-25-8, an entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

1.              It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

2.              It requires or may require the issuer to settle the obligation by transferring assets.

Under ASC 480-10-25-9, “indexed to” is used interchangeably with “based on variations in the fair value of.” The phrase “requires” or “may require” encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant.

In section 14 of the warrant agreements, the warrant holders have the option to redeem each warrant for cash at any time following the 51st month of the issue date. As a result of this feature, the warrants are classified as liabilities under ASC 480-10-25-8 and 9 and marked-to-market at each reporting date. The Company accounted for the warrants as short-term liabilities because the Company anticipates a Qualified IPO (as defined in the warrant agreements), and warrant exercise, within the next 12 months.

As of December 31, 2015, the Company estimated the fair value of the total warrant liabilities to be $6.3 million.

The Company modified its disclosure on pages F–38 and F–39 to reflect the explanations contained in this response.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:                                Harlan W. Waksal, M.D., Kadmon Holdings, LLC

Konstantin Poukalov, Kadmon Holdings, LLC

Steven N. Gordon, Esq., Kadmon Holdings, LLC

David C. Schwartz, Esq., DLA Piper LLP (US)

Peter N. Handrinos, Esq., Latham & Watkins LLP